NO ACT

PE
2-8-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005736

February 15, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-15-11

Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Re: Ford Motor Company

Dear Mr. Sherry:

This is in regard to your letter dated February 8, 2011 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and the New York City Board of Education Retirement System for inclusion in Ford's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Ford therefore withdraws its January 11, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Carmen Moncada-Terry
Special Counsel

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
New York City Comptroller's Office
1 Centre Street, Room 629
New York, NY 10007



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

February 8, 2011

VIA EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Omission of Shareholder Proposal Submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and Custodian of the New York City Board of Education Retirement System.**

Ladies and Gentlemen:

In a letter dated January 11, 2011, Ford Motor Company ("Ford" or the "Company") requested the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to concur in Ford's intent to exclude a shareholder proposal submitted by The New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (collectively the "Proponent") relating to the Company adopting and publicly disclosing a non-discriminatory/diversity policy regarding the placement of ads with minority broadcasters (the "Proposal"). In a letter dated February 4, 2011, the Company was informed by the Proponent of its decision to withdraw the Proposal (see attached letter). Consequently, based on the withdrawal of the Proposal, the Company hereby informs the Staff of the withdrawal of Ford's No-Action Request of January 11, 2011, related to Proposal.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
cc: Mr. Kenneth Sylvester (VIA FEDERAL EXPRESS)



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

BY EXPRESS MAIL

February 4, 2011

Mr. Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126-2798

Re: The Shareholder Proposal of the New York City Pension Funds and Retirement Systems

Dear Mr. Sherry:

On behalf of the New York City Comptroller and the New York City Pension Funds and Retirement Systems (the "Funds"), I withdraw the Funds' proposal regarding the placement of ads with minority broadcasters that was submitted for inclusion in the Company's 2011 Proxy Materials for the consideration and vote of the shareholders.

Very truly yours,

Kenneth B. Sylvester
Assistant Comptroller for Pension Policy

New York City Comptroller's Office
1 Centre Street, Room 629
New York, NY 10007
(212) 669-2013
Fax (212) 669-4072
ksylves@comptroller.nyc.gov

cc: Meredith B. Cross
Director
Securities and Exchange Commission
Division of Corporation Finance



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 11, 2011

VIA EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and Custodian of the New York City Board of Education Retirement System.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2011 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 12, 2011.

The New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (collectively the "Proponent") has submitted for inclusion in the 2011 Proxy Materials a proposal requesting the Company to adopt and publicly disclose a non-discriminatory/diversity policy regarding the placement of ads with minority broadcasters (the "Proposal"; see Exhibit 1). The Company proposes to omit the Proposal from its 2011 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposal has been Substantially Implemented

Under rule 14a-8(i)(10), a company may exclude a proposal if it has been substantially implemented by the issuer. To be substantially implemented, a proposal does not have to be "fully effected" (*see Release No. 20091* (August 16, 1983). In determining whether a proposal has been substantially implemented, the company's policies, practices and procedures should "compare favorably with the guidelines of the proposal". *See Albertson's Inc.* (March 23, 2005); *The Talbots, Inc.* (April 5, 2002); *Cisco Systems, Inc.* (August 11, 2003); and *Texaco, Inc.* (March 28, 1991). Particularly, a proposal is substantially implemented where a company has previously established procedures that relate to the subject matter of the proposal or "essential objectives" of the Proposal. *See The Talbots, Inc.* (April 5, 2002) (permitting omission of a proposal that required the establishment of a code of corporate conduct regarding human rights because the company had an existing Standard for Business Practice and Code of Conduct) and *The Gap, Inc.* (March 16, 2001) (permitting omission of a proposal that requested a report on child labor practices of the company's vendors because the company had already established a code of vendor conduct, monitored vendor compliance and published the related information).

The Proponent requests that the Company adopt and publicly disclose a non-discriminatory/diversity policy regarding the placement of ads with minority suppliers. Even though the Proposal also requests comparisons of the Company's use of different advertising mediums as compared to minority broadcasters, it is clear from the Proposal itself, and from the supporting information provided in the Proposal that the underlying concern and essential objective of the Proposal relates to a non-discriminatory/diversity policy that applies to the Company's placement of ads with minority broadcast suppliers. For example, the Proposal expressly requests the Board of Directors to "adopt and publicly disclose, a **non-discriminatory/diversity policy** regarding the placement of ads with minority broadcasters." (see Exhibit 1) (emphasis supplied.) The Company has substantially implemented a non-discriminatory/diversity policy that covers all types of business the Company conducts, including advertising, and applies to all suppliers, including suppliers of broadcast media. The Company has substantially implemented the policy requested in the Proposal through the following policy, program, and statement, collectively "Ford's Policy":

(i) The Company's Equal Opportunity and Affirmative Action Policy Letter No. 6 (see Exhibit 2);
(ii) Ford's Supplier Diversity Development (SDD) Program (see Exhibit 3); and
(iii) The Company's Supplier Diversity Development Statement within its Sustainability Report for 2009/10 (see Exhibit 4).

i. The Company's Equal Opportunity and Affirmative Action Policy Letter No. 6

The Company adopted an Equal Opportunity and Affirmative Action Policy ("Policy Letter No. 6") that is substantially similar to the policy requested by the Proponent. Ford's Policy Letter No. 6 states:

> Ford Motor Company is committed to the goal of equal opportunity in all aspects of its business and to the affirmative action required to make that goal a reality. Underlying this policy is the understanding that pursuit of equal opportunity not only is right and appropriate, but also is sound business practice.
>
> * * *
>
> Equal opportunity at Ford also means that those who do, or seek to do, business with us may expect to be considered on their ability to meet business criteria, without regard to race, color, religion, age, gender, sexual orientation, gender identity, disability, veteran status or national origin. By way of affirmative actions, we strive to place a proportion of outside business with minority enterprises – including banks, **advertising agencies**, insurance underwriters, law firms, brokerage houses, and suppliers of production parts and other goods and services.
>
> * * *
>
> Implementation of this commitment starts with the Office of the Chairman and the Chief Executive, but is the responsibility of every member of management. For some, by virtue of job assignment, the responsibility may be greater. Our commitment to equal opportunity should be clearly understood by every employee.
>
> * * *

(see Exhibit 2) (emphasis supplied.) The Company's Policy Letter No. 6 applies to all suppliers, and specifically mentions minority advertising suppliers as a targeted recipient of company business. The Company does not have a separate non-discriminatory/diversity policy with regard to ads placed with minority broadcasters because the non-discriminatory/diversity provisions contained within Policy Letter No. 6 apply to all suppliers for all types of business with Ford, including ads placed with minority broadcasters. Further, confusion may result if the Company were to adopt a separate and distinct non-discriminatory/diversity policy that only covers ads placed with minority broadcasters, as the Proposal requests. Ford's Policy Letter No. 6 is clear that it applies to all types of business conducted by and with Ford, including advertising.

ii. The Company's Supplier Diversity Development (SDD) Program

The Company's Supplier Diversity Development (SDD) Program (see Exhibit 3) supports the non-discriminatory/diversity policy in Policy Letter No. 6 by promoting Ford business opportunities for minority-owned, women-owned, veteran-owned, and service-disabled veteran-owned small businesses, as well as businesses located in historically underutilized business regions and small disadvantaged businesses. Information about Ford's SDD Program and its initiatives is available to the public and can be accessed at http://www.fordsdd.com/.

Ford's SDD Program is led by the Company's Director of Supplier Diversity Development who is the head of Ford's Supplier Diversity Development Office within the Company's purchasing organization. At Ford's SDD Program website, the Company's Group Vice President of Global Purchasing sets forth the Company's position with respect to the SDD Program:

> Ford's Supplier Diversity Development Program represents a commitment to economically empower diverse communities through the creation of wealth. We uphold this commitment by using Ford Motor Company's purchasing power to do business with minority, women and veteran-owned companies. Since the inception of our Program, Ford has purchased over $40 billion in goods and services from its diverse suppliers. It is our expectation that diverse suppliers deliver innovative value propositions, invest in their communities, provide job opportunities to socially and economically disadvantaged individuals, maintain their own supplier diversity development program and contribute to the social well-being by supporting community-based organizations. It is our hope that the beneficiaries of Ford's Supplier Diversity Development Program recognize the source and consider Ford products when purchasing a new car or truck.
>
> Ford's commitment includes investment in the growth and development of its diverse suppliers. Sourcing incremental business, providing loans through Dearborn Capital Corporation, facilitating acquisitions and/or joint venture partnerships are some of the ways Ford builds the capacity and scale of its suppliers.

* * *

(see Exhibit 3). Ford has publicly communicated its non-discriminatory/diversity policy with regard to all suppliers and has taken further action to promote and develop minority business opportunities through its Supplier Diversity Development Program.

iii. The Company's Supplier Diversity Development Statement within its Sustainability Report for 2009/10

Additionally, Ford's 2009/10 Sustainability Report (the "Sustainability Report") devotes an entire section to the Company's position on supplier diversity development, including substantial reporting on Ford's annual purchases of goods and services from minority-owned businesses (see Exhibit 4). The Sustainability Report is publicly available and can be accessed at http://corporate.ford.com/about-ford/sustainability. Page 457 of the Sustainability Report states, "Ford remains strongly committed to utilizing and developing supplier companies that are owned by minorities and women . . . In 2009, Ford purchased $2.7 billion in goods and services from approximately 200 minority-owned suppliers and more than $539 million in goods and services from more than 200 women-owned businesses . . . Despite a challenging economic environment, Ford is unwavering in its commitment to incremental year-over-year percentage increases in sourcing from diverse suppliers. . . . " (see Exhibit 4).

Ford's Policy, and the action the Company has taken to promote compliance with the Policy in the development of minority suppliers, substantially implements, and exceeds, the requirements of the Proposal. While Ford has not adopted word-for-word the Proposal, it has addressed the Proposal's underlying concern and essential objective (i.e. a non-discriminatory/diversity policy that applies to ads placed with minority broadcasters). Consequently, Ford respectfully requests the Staff's concurrence in the omission of the Proposal as being substantially implemented pursuant to Rule 14a-8(i)(10).

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers.
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, **because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.**
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose time-frames or methods for implementing complex policies. (emphasis supplied.)

The Proposal Relates To The Manner In Which The Company Advertises Its Products And Its Relationships With Its Suppliers.

The Proposal relates to a fundamental aspect of management's ability to run the Company on a day-to-day basis; namely, the manner in which it advertises its products. Additionally, shareholders attempting to participate in the advertising strategy of the Company seek to micro-manage the Company by probing too deeply into matters of a complex nature. The Proposal requests that the Company disclose, among other things, its ad placement with all minority broadcasters as compared to "all other media". Here, "all other media" can include ads placed in print materials, web and social networking advertising, cinema, billboards, etc. These different types of media are substitute forms of advertising and, consequently, are represented by competing suppliers. The decision to use one medium of advertising over another, and indeed one supplier of advertising services over another, requires management consideration of intricate detail involving data from many different areas. Shareholders cannot be expected to possess the expertise to make knowledgeable decisions concerning such matters.

The Staff has consistently allowed exclusion of proposals, similar to the Proponent's, on ordinary business grounds as relating to "the manner in which a company advertises its products". *See General Electric Company* (January 18, 2005) (the Staff concurred with the company's exclusion of a proposal prohibiting advertising on any TV or radio station or newspaper that carried any statement advocating firearm control legislation). *See also, FedEx Corporation* (July 14, 2009), (the Staff concurred in the company's exclusion of a shareholder proposal that requested the company to identify and disassociate from any offensive imagery to the American Indian community in product marketing, advertising, endorsements, sponsorships and promotions).

The Proposal requests information related to Company's advertising supplier selection and, accordingly, may be excluded as relating to the Company's ordinary business operations, specifically its decisions relating to supplier relationships (*see Exchange Act Release No. 34-40018* (May 21, 1998). The Proposal requests data about Ford's ad placement with all media and those substitute forms of advertising mediums are represented by competing suppliers. Publically reporting how much business each form of media is awarded each year and the corresponding allocation of the Company's budget to those mediums, even if proprietary information were omitted, could reveal sensitive details about Ford's advertising strategy and could compromise certain relationships with its suppliers. The allocation of the Company's advertising budget to certain media suppliers is within management's day-to-day business function and is not suitable for shareholder oversight.

The Proposal Does Not Focus On A Significant Policy Issue.

It cannot be convincingly argued that the Proposal relates to a significant social policy issue that transcends day-to-day business matters and that raises policy issues so significant as to be appropriate for a shareholder vote. Under the Staff's interpretation, the ordinary business basis for exclusion cannot be negated by merely raising a social policy issue; such issue must "transcend" day-to-day business and raise a social policy issue "so significant" that it is appropriate for a shareholder vote. The Proposal fails on both counts.

The Proposal seeks to have the Company publish a comparison of the Company's spending on minority broadcast advertising with other important mediums of advertising, whether minority or non-minority owned. The Proposal does not ask for a report of the Company's ad placements at minority broadcasters compared to non-minority broadcasters, which, arguably, would permit a meaningful comparison. Instead it requests a report of the Company's ad placements at minority broadcasters as "compared to all other media." (Exhibit 1). In the Proposal, "all other media" can include ads placed in print materials, web and social networking advertising, cinema, billboards, etc. Clearly, the Company's spending on minority broadcast advertising as compared to its advertising in both minority and non-minority owned print, web and social networking, cinema, billboards, and other media, does not permit any meaningful comparison and, therefore, is not a significant social policy issue.

Similarly, the Proposal requests that the Company report "the total dollar amounts paid to minority broadcasters, and the total dollar amounts as a percentage of its total annual ad placement budget." (Exhibit 1). Again, the Proposal seeks a report comparing expenditures with the minority broadcasters used by the Company with all other mediums of advertising used by the Company, and again regardless of whether minority-owned. The Proposal focuses on the comparison of the Company's multi-billion dollar overall advertising budget to only one form of minority-owned media (i.e. broadcasting). Arguably, the Proposal seeks to understand the Company's strategy for diversification of advertising mediums regardless of whether minority-owned, not diversification as it relates to minority suppliers of those mediums, which raises no policy issue at all. Therefore, even if one were to assume, *arguendo*, that the Company's broadcast advertising spend with minority broadcasters raises a social policy issue, the Proposal, as submitted, certainly does not raise an issue that transcends Ford's day-to-day business matters, nor an issue that is so significant as to be appropriate for a shareholder vote. (*See Exchange Act Release No. 34-40018* (May 21, 1998).

Consequently, Ford respectfully requests that the Staff concur in the omission of the Proposal from its 2011 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2011 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2011 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2011 Proxy Materials by sending him a copy of this letter and its exhibits.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Mr. Kenneth B. Sylvester (VIA FED EX)

Exhibit 1



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

November 16, 2010

Mr. Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126-2798

Dear Mr. Sherry:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Ford Motor Company common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2013.

Very truly yours,



Kenneth B. Sylvester

KS/ma
Enclosure
Ford Motor Company - Advertising Non-Discrimination

Policy to Address Discriminatory Advertising Practices against Minority Broadcasters

Whereas:

- studies have found that advertisers have discriminated against minority broadcasters (Leonard M. Baynes, "Making the Case for a Compelling Government Interest in Broadcast Media Ownership," *57 Rutgers L. Rev. 235 (2005)*);

- discrimination against minority broadcasters by the advertising industry has persisted for many years, as evidenced by a study of the advertising industry (Kofi Ofori, "When Being No.1 Is Not Enough: The Impact of Advertising Practices on Minority-Owned & Minority-Formatted Broadcast Stations," *Civil Rights Forum on Communications Policy* (Jan. 1999)) ("the Study"), which was commissioned by the Federal Communications Commission ("FCC") and highlighted the discriminatory practices of broadcast advertisers;

- the Study found specific discriminatory practices:
    - "no urban/Spanish dictates" Advertisers refused to place advertising on minority-owned stations or stations with substantial minority audiences (collectively "minority broadcasters"), and
    - "minority discounts" Advertisers paid minority-formatted radio stations substantially less than what they paid to general market stations with comparable audience size;

- as a result, minority-formatted radio stations earned "less revenue per listener" than stations broadcasting general market programming thereby causing minority-formatted stations to earn an average 63% less in advertising revenues than majority radio broadcasters with comparable market shares;

- the then FCC Chairman publicly stated that, "These practices do not hurt only broadcasters, they hurt advertisers, consumers, and indeed, us all. For advertisers, these practices hurt their bottom line. Their failure to realize that there are untapped markets right at home in the neighborhoods of our long-neglected minority communities, deprives them of a whole range of customers...To succeed on the Main Streets of tomorrow, Madison Avenue must recognize the reality of minority consumers and the power of minority- formatted stations in reaching them" (1999);

- the then FCC Chairman stated that, "...these advertising practices don't just hurt these stations, they hurt us as a nation. Economically, we cannot prosper if the purchasing power of all Americans is not respected and unleashed. Politically, our democracy is weaker if our airwaves and our national debate lack strong voices from all corners of our country," (1999); and

- in 2009 FCC Commissioner McDowell said "there's no dispute about the existence of the problem" but that the FCC's 2007 Diversity Order barring the 'no urban/no Spanish' dictate can only be enforced indirectly through broadcasters since the FCC has no authority over advertisers or media buyers themselves.

RESOLVED: shareholders request the Company's Board of Directors adopt and publicly disclose, a non-discriminatory/diversity policy regarding the placement of ads with minority broadcasters. The policy shall require the Company to conduct an annual assessment of and publicly disclose, at reasonable cost and omitting proprietary information, all of its ad placements at minority broadcasters compared to other media, including the total dollar amounts paid to minority broadcasters, and the total dollar amounts as a percentage of its total annual ad placement budget. If no ads were placed with minority broadcasters, the Company shall publicly disclose the reason(s) in the annual disclosure.



BNY MELLON
ASSET SERVICING

US Securities Services

November 16, 2010

To Whom It May Concern

Re: Ford Motor Company. **CUSIP#: 345370860**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 4,162,403 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

US Securities Services

November 16, 2010

To Whom It May Concern

Re: Ford Motor Company . **CUSIP#: 345370860**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 3,767,325 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

US Securities Services

November 16, 2010

To Whom It May Concern

Re: Ford Motor Company. **CUSIP#: 345370860**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 656,468 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

US Securities Services

November 16, 2010

To Whom It May Concern

Re: Ford Motor Company. **CUSIP#: 345370860**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 2,324,382 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

US Securities Services

November 16, 2010

To Whom It May Concern

Re: Ford Motor Company. **CUSIP#: 345370860**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System

The New York City Board of Education Retirement System 186,763 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

November 22, 2010

Kenneth B. Sylvester
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Subject: Shareholder Proposal for 2011 Annual Meeting

Dear Mr. Sylvester:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated November 16, 2010, which was received on November 19. Your letter requests that various City of New York Retirement Systems' proposal relating to the Company's Board of Directors adopting and publicly disclosing a non-discriminatory/diversity policy regarding the placement of advertisements with minority broadcasters and to issue an annual assessment of such policy (the "Proposal") be included in the Company's 2011 Proxy Materials. Thank you for providing evidence of share ownership with the Proposal.

Please note that Ford reserves the right to file a No-Action Request with the Securities and Exchange Commission ("SEC") in order to exclude the Proposal from its 2011 Proxy Materials if we believe that substantive grounds exist to do so. If we decide to file such a letter, we will notify you in accordance with the SEC rules.

If you have any questions or comments with regard to this matter, please do not hesitate to contact me at the number or address referenced above. Thank you for your continued interest in Ford.

Very truly yours,



Jerome F. Zaremba

cc: Peter J. Sherry, Jr.

Exhibit 2



William Clay Ford, Jr.
Chairman of the Board
Chief Executive Officer

Inter Office

July 1, 2004

EQUAL OPPORTUNITY AND AFFIRMATIVE ACTION

POLICY LETTER No. 6

Subject: Equal Opportunity and Affirmative Action

Ford Motor Company is committed to the goal of equal opportunity in all aspects of its business and to the affirmative action required to make that goal a reality. Underlying this policy is the understanding that pursuit of equal opportunity not only is right and appropriate, but also is sound business practice.

Equal opportunity means that those employed by or seeking employment with Ford may expect that opportunities for employment and advancement will be available on a non-discriminatory basis – without regard to race, color, religion, age, gender, sexual orientation, gender identity, national origin, disability, or veteran status. We take affirmative action in accordance with law to have minorities and women represented appropriately throughout the workforce and to provide qualified disabled persons, disabled veterans and veterans of the Vietnam era opportunity for employment and advancement.

Equal opportunity at Ford also means that those who do, or seek to do, business with us may expect to be considered on their ability to meet business criteria, without regard to race, color, religion, age, gender, sexual orientation, gender identity, disability, veteran status or national origin. By way of affirmative actions, we strive to place a proportion of outside business with minority enterprises – including banks, advertising agencies, insurance underwriters, law firms, brokerage houses, and suppliers of production parts and other goods and services. We also strive to increase the number of minority owners and operators of Company dealerships, and provide assistance, where necessary, in meeting financial, technical, and administrative requirements.

* * * * * *

Implementation of this commitment starts with the Office of the Chairman and the Chief Executive, but is the responsibility of every member of management. For some, by virtue of job assignment, the responsibility may be greater. Our commitment to equal opportunity should be clearly understood by every employee.

The Group Vice-President – Human Resources is responsible for interpreting the Equal Opportunity and Affirmative Action Policy Letter No.6. Ford subsidiaries and affiliated companies are encouraged to abide by principles similar in intent to those set forth in this letter.

\s\

William Clay Ford, Jr.

Supersedes Policy Letter No. 6 dated September 23, 1998

Exhibit 3

Ford Motor Company

Print this page | Close

Supplier Diversity Development

We're a pioneer and leader in supplier diversity development.

Since the inception of our Supplier Diversity Development (SDD) Program in 1968, we've purchased over $35 billion of goods and services from minority- and women-owned business enterprises. Our support has helped establish the first generation of minority and women automotive suppliers.

Leveraging our Purchasing Power
Supplier diversity is rooted in our heritage. Similar to the innovative $5-a-day wage, supplier diversity creates a "virtuous circle" in which our purchasing power is used to buy goods and services from minority- and women-owned business enterprises (M/WBE).

We expect the M/WBEs we support to align with our company values and demonstrate a shared commitment through investment in economically distressed areas, employment of historically disadvantaged workers and the utilization of other minority- and women-owned business enterprises.

We also support trade associations that strengthen the practice of supplier diversity, including the National Minority Supplier Development Council, Women's Business Enterprise National Council, U.S. Hispanic Chamber of Commerce and their local affiliate councils.

More Information
Visit the Ford Motor Company Supplier Diversity Development website for more information.

HOME : SDD PROGRAM



Supplier Diversity Development Program

Ford Motor Company's Supplier Diversity Development (SDD) Program was started in 1978. Ford recognized that it had a social responsibility to provide opportunity to minority individuals and their communities. When Ford started this program there were few minority owned and operated companies with the capabilities to provide the goods and services purchased by Ford and other automotive manufacturers. At the direction of Henry Ford II, a program was designed to identify high potential minority business persons and assist them in growing their companies to competitive positions in our industry. At Ford Motor Company, we extended our diverse program to include but not limited to: businesses categorize as Minority-Owned, Women-Owned, Veteran-Owned, and Service-Disabled Veteran-Owned Small Businesses, as well as businesses located in Historically Underutilized Business regions (HUBZone) and Small Disadvantaged Businesses (SDB).


PRINT

A Message from Tony Brown



Ford's Supplier Diversity Development Program represents a commitment to economically empower diverse communities through the creation of wealth. We uphold this commitment by using Ford Motor Company's purchasing power to do business with minority, women and veteran-owned companies. Since the inception of our Program, Ford has purchased over $40 billion in goods and services from its diverse suppliers. It is our expectation that diverse suppliers deliver innovative value propositions, invest in their communities, provide job opportunities to socially and economically disadvantaged individuals, maintain their own supplier diversity development program and contribute to the social well-being by supporting community-based organizations. It is our hope that the beneficiaries of Ford's Supplier Diversity Development Program recognize the source and consider Ford products when purchasing a new car or truck.

Ford's commitment includes investment in the growth and development of its diverse suppliers. Sourcing incremental business, providing loans through Dearborn Capital Corporation, facilitating acquisitions and/or joint venture partnerships are some of the ways Ford builds the capacity and scale of its suppliers. Our largest Tier 1 suppliers are also encouraged to source with diverse suppliers and report their progress twice a year in M-Tier, Ford's world-class Tier 2 reporting platform.

We thank you for your interest in doing business with Ford Motor Company and wish you success in your endeavors.

Sincerely,

Tony Brown
Group Vice President
Global Purchasing
Ford Motor Company

Exhibit 3



SDD Office

The Supplier Diversity Development Office is within the Purchasing organization of Ford Motor Company. This office administers the Supplier Diversity Development Program and works with many minority and women-owned business organizations to promote economic development. The Supplier Diversity Development Office achieves its mission through the Commodity Councils that manage the day-to-day purchasing activities. A link to each Commodity Council is provided below.

Armando Ojeda
Director, Supplier Diversity Development
Phone: 313-594-7338
Fax: 313-248-9206
Email: aojeda2@ford.com

Suzan Rittenhouse
Administrative Assistant, Supplier Diversity Development
Phone: 313-594-7339
Fax: 313-248-9206
Email: srittenh@ford.com

Marcella McCullough
Manager, Supplier Diversity Development
Phone: 313-845-3720
Fax: 313-248-9206
Email: mmccull8@ford.com

Shana Silber
Manager, Supplier Diversity Development
Phone: 313-594-7346
Fax: 313-248-9206
ssilber@ford.com

Exterior, Raw Materials and Chassis

Powertrain

Information Technology, Marketing, Advertising and Communications

Interior & Electrical

Construction and Site Management

Health Care

Machinery & Tooling

Staffing Services

Industrial Materials

Transportation & Logistics

Ford Customer Service Division

Supplier Diversity Development

Ford remains strongly committed to utilizing and developing supplier companies that are owned by minorities and women. Our Supplier Diversity Development Office works with business leaders, trade associations and community-based organizations that represent the interests of diverse businesses. In 2009, Ford purchased $2.7 billion in goods and services from approximately 200 minority-owned suppliers and more than $539 million in goods and services from more than 200 women-owned businesses. Tangible accomplishments like these have earned Ford a seat at the "Billion Dollar Roundtable," an exclusive group of 17 companies that purchase a minimum of $1 billion annually from diverse suppliers. Despite a challenging economic environment, Ford is unwavering in its commitment to incremental year-over-year percentage increases in sourcing from diverse suppliers. We encourage similar actions across our supply chain. In 2009, more than 400 of our largest Tier 1 suppliers purchased more than $1.03 billion from minority- and women-owned enterprises in support of Ford business.

In 2009, Ford expanded its leadership role in supplier diversity by adding two companies to the Joint Technology Framework (JTF), a special program aimed at improving the technical expertise of diverse suppliers. We added Piston Automotive, LLC, and Saturn Electronics & Engineering, Inc., to the JTF, bringing the number of minority- and women-owned companies in the program to eight.

We launched JTF in 2008 to assist suppliers in developing innovative products and technical expertise. Under the program, suppliers are given access to specific product and process intellectual property from Ford Research and Advanced Engineering. Suppliers are then licensed by Ford to develop the technologies and processes for potential future use by Ford, other automakers or manufacturers in other industries.